Exhibit 10.1

LEVEL 1 - 2016

April 28, 2016

Jill Golder

8999 Crichton Wood Drive

Orlando, Florida 32819

Re:	Change in Control and Severance Agreement

Dear Ms. Golder:

The Board of Directors (the “Board”) of Cracker Barrel Old Country Store, Inc. (collectively, along with its direct and indirect subsidiaries, the “Company”) wishes to extend you certain benefits to ensure your continuing commitment to the Company and its business operations. Accordingly, in exchange for your continuing commitment to the Company, and your energetic focus on continually improving operations, the Company promises you the following benefits if your employment with the Company is terminated in certain circumstances:

1. DEFINITIONS. As used in this Agreement, the following terms have the following meanings which are equally applicable to both the singular and plural forms of the terms defined:

1.1 “Accrued Obligations” means, as of the Termination Date, the sum of (A) your then-current base salary (disregarding any reduction constituting Good Reason) through the Termination Date to the extent not theretofore paid by the Company, (B) your accrued benefits under any employee benefit plan, policy or arrangement maintained by the Company, and (C) any expense reimbursements accrued by you as of the Termination Date to the extent not theretofore paid by the Company, subject to payment in accordance with Company policy.

1.2 “Cause” means any one of the following:

(a)	personal dishonesty or willful misconduct in connection with any material aspect of your duties to the Company;

(b)	breach of fiduciary duty;

(c)	your conviction for, or your pleading guilty or no contest to, any felony or crime involving moral turpitude; or

(d)	your willful or intentional misconduct that causes (or is reasonably believed by the Company to have caused) material and demonstrable injury, monetarily or otherwise, to the Company;

1.3	“Change in Control” means the occurrence of any of the following events:

(a) An acquisition of any shares of stock of the Company by any “Person” (as the term “person” is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)), other than the Company or a wholly-owned subsidiary thereof or any employee benefit plan (or related trust) of the Company or any of its subsidiaries, immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 30% or more of the then outstanding voting securities or the combined voting power of the Company’s then outstanding voting securities.

(b) The individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute a majority of the Board; provided, however, that if the election, or the nomination for election by the Company’s shareholders, of any new director was approved by a vote of at least 2/3 of the Incumbent Board, such new director shall, for purposes of this Agreement, be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened “Election Contest” (as described in Rule 14a-11 promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board (a “Proxy Contest”) including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest;

(c) Consummation of reorganization, merger, cash tender or exchange offer, or other business combination to which the Company is a party or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding voting securities immediately prior to such Business Combination are the beneficial owners, directly or indirectly, of more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Successor Entity”) in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such Business Combination; (2) no Person (excluding any Successor Entity or any employee benefit plan or related trust of the Company, such Successor Entity, or any of their affiliates) is the beneficial owner, directly or indirectly, of thirty percent (30%) or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Successor Entity, except to the extent that such ownership existed prior to the Business Combination; and (3) the individuals who were members of the Incumbent Board (excluding, for the avoidance of doubt, any person who would not be considered a member of the Incumbent Board pursuant to Section 1.3(b) above) immediately prior to the execution of the initial agreement, or to the action of the Board, providing for such Business Combination constitute at least a majority of the members of the board of directors of the Successor Entity; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

1.4 “Change in Control Period” means the two year period beginning the day a Change in Control occurs.

1.5 “Effective Date” means the date first written above.

1.6 “Good Reason” shall mean if you resign from your employment with the Company in connection with one or more of the following events: (i) a reduction of 5% or more of your base salary; (ii) a reduction of 5 percentage points or more of your annual target bonus opportunity (expressed as a percentage of base salary); (iii) a material adverse change in the aggregate level of other employee benefits to which you were entitled prior to the change (other than those changes precipitated by a material change in applicable law, including the Patient Protection and Affordable Care Act), (iv) a material change in your duties and responsibilities for the Company (without your consent) from those duties and responsibilities for the Company in effect prior to such change, which change results in the assignment of duties and responsibilities inferior to your duties and responsibilities prior to such change, or (v) a requirement by the Company that you relocate to a location that is greater than 50 miles from the location of the office in which you primarily perform your duties of employment at the time of such relocation (collectively, a “Good Reason Event”). You must provide written notice of your resignation for Good Reason to the Company within 45 days of the occurrence of any Good Reason Event in order for your resignation for Good Reason to be effective hereunder. Upon receipt of such notice, the Company shall have 30 days (the “Cure Period”) to rectify the Good Reason Event. If the Company fails to rectify the Good Reason Event prior to the expiration of the Cure Period, then you may terminate employment within 10 days following the expiration of the Cure Period (the “Good Reason Termination Period”) and receive the benefits provided under this Agreement. If you do not terminate employment during the Good Reason Termination Period, then you will be deemed to have waived your right to receive benefits under this Agreement regarding such Good Reason Event.

1.7 “Pre-Change in Control Qualifying Termination” shall mean a termination of your employment (i) by the Company without Cause, or (ii) by you for Good Reason; provided, however, a Pre-Change in Control Qualifying Termination shall not have occurred in the event (x) you separate from service with the Company as a result of occupational or non-occupational sickness or injury, (y) you temporarily separate from service with the Company due to fire, storm damage, act(s) of God or a temporary reduction-in-force of sixty (60) days or less (within any twelve (12) month look back period) or (z) you separate from service with the Company during a Change in Control Period.

1.8 “Severance Benefits” shall have the meaning set forth in either Section 2.2 or 3, whichever is applicable.

1.9 “Severance Delay Period” means the period beginning on the Termination Date (as defined in Section 2 hereof) and ending on the sixtieth (60th) day thereafter.

1.10 “Term” shall mean the period of time beginning on the Effective Date and ending on May 22, 2018. The Term may be extended by the mutual agreement of the parties. Furthermore, the Term shall be automatically extended upon a Change in Control (that occurs within the Term) to the end of the Change in Control Period.

2. TERMINATION OF EMPLOYMENT; SEVERANCE. Your immediate supervisor or the Company’s Board of Directors may terminate your employment, with or without Cause, at any time by giving you written notice of your termination, and such termination of employment shall be effective on the date specified in the notice. The effective date of your termination of employment (the “Termination Date”) shall be the last day of your employment with the Company, as specified in a notice by you, or if you are terminated by the Company, the date that is specified by the Company in its notice to you.

2.1 Confidential Information/Return of Company Property.

(a) You acknowledge that you have a duty to strictly maintain the confidentiality of Company marketing, financial, strategic planning, proprietary or other information which is not generally known to the public during your employment and following the termination of your employment for whatever reason. You recognize and acknowledge that, as a result of your employment by the Company, you have or will become familiar with and acquire knowledge of confidential information and certain trade secrets that are valuable, special, and unique assets of the Company. You agree that all that confidential information and trade secrets are the property of the Company. Therefore, you agree that, for and during your employment with the Company and continuing following the termination of your employment for any reason, all confidential information and trade secrets shall be considered to be proprietary to the Company and kept as the private records of the Company and will not be divulged to any firm, individual, or institution, or used to the detriment of the Company. You understand that these confidentiality obligations are not intended to prohibit you from communicating with any governmental agency.

(b) You acknowledge that upon termination of your employment for whatever reason you are required to return to the Company all Company property in good condition and repair (normal wear and tear excepted) including but not limited to keys, security cards and fobs, credit cards, furniture, equipment, automobiles, computer hardware and software, telephone equipment, and all documents, manuals, plans, equipment, training materials, business papers, personnel files, computer files or copies of the same relating to Company business which are in the Employee’s possession.

2.2 Termination by the Company for Cause or Voluntary Quit. If you are terminated for Cause, or if you voluntarily quit your employment without Good Reason, the Company shall have no further obligation to you, other than for Accrued Obligations, and your participation in all of the Company’s benefit plans and programs shall cease as of the Termination Date. In the event of a termination described in this Section 2.1, you shall not be entitled to receive Severance Benefits described in Section 2.2 or Section 3.

2.3 Pre-Change in Control Qualifying Termination. If your Termination Date occurs during the Term and such termination is due to a Pre-Change in Control Qualifying Termnation, in addition to your Accrued Obligations, you shall be entitled to receive severance pay (the “Severance Benefits”) (a) equal to the amount determined in accordance with Exhibit A attached hereto, and (b) payable in regular installments, in accordance with the Company’s normal payroll policies then in effect for the period set forth in Exhibit A (the “Severance Period”), which payments will commence with the first payroll period occurring after the expiration of the Severance Delay Period (the “Initial Payment”) and shall continue for the remainder of the Severance Period. The Initial Payment shall include payment for any payroll periods which occur during the Severance Delay Period.

All employee benefits and benefit accruals will cease as of the Termination Date. However, medical insurance benefits may be continued (at your sole expense) to the extent required by federal law. You may have other benefit conversion or withdrawal rights arising under other Company sponsored retirement or welfare benefit plan as a result of your separation from service, which benefits and rights shall be governed by the terms of such plans. Settlement of reimbursable expenses under the terms of the Company’s expense reimbursement, travel and/or entertainment policies shall occur within twenty-one (21) days from your Termination Date.

2.4 Involuntary Termination Without Cause or Due to Good Reason During a Change in Control Period. If a Change in Control occurs during the Term and your employment with the Company is terminated by the Company without Cause, or by you for Good Reason, during a Change in Control Period, you shall be entitled to receive Severance Benefits pursuant to Section 3.

3. CHANGE IN CONTROL SEVERANCE BENEFITS. If your employment with the Company is terminated as described in Section 2.3, in addition to the Accrued Obligations, you shall be entitled to the benefits specified in subsections 3.1 and 3.2 (the “Severance Benefits”) for the period of time set forth in the applicable section.

3.1 Salary Payment or Continuance. Following the expiration of the Severance Delay Period, you will be paid an amount (a) equal to the amount determined in accordance with Exhibit B attached hereto, and (b) payable on the terms as set forth in such Exhibit B; provided, however, if the Change in Control triggering Severance Benefits pursuant to this Section 3.1 does not constitute a “change in the ownership of the Company,” a “change in the effective control of the Company,” or a “change in the ownership of a substantial portion of the assets of the Company” as such terms are defined in Section 1.409A-3(i)(5) of the Treasury Regulations, the portion of the Severance Benefits described in this Section 3.1 that constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) shall be paid to the Executive in installments over the same period as described in Section 2.2.

3.2 Continuation of Benefits. Effective as of the Termination Date, you will cease all health benefit coverage and other benefit coverage provided by the Company. Notwithstanding the foregoing, you may be entitled to elect continuing medical, prescription and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”). In the event that you choose continuation of such coverage under COBRA, you shall continue to receive the medical, prescription and dental benefits at the levels you would have been entitled to receive had you remained in employment following the Termination Date (including any changes in benefits or costs that are implemented by the Company with respect to similarly-situated employees who are continuing in their employment), pursuant to COBRA, and the Company will reimburse to you the full COBRA premium amount following the Termination Date for the period of time set forth in Exhibit B (the “COBRA Continuation Period”), so long as you remain eligible to continue such coverage under COBRA. The costs of the Company’s portion of any premiums due under this 3.2 shall be included in your gross income to the extent the provision of such benefits would be deemed to be discriminatory under Code Section 105(h). For the avoidance of doubt, the parties mutually agree that the period during which the Company pays any premiums under this Section 3.2 shall run concurrently with the applicable COBRA continuation period without any extension and you shall be solely responsible for the full cost of any heath premiums for the continuation of COBRA coverage which may extend past this period, if any. Notwithstanding the foregoing, if you become reemployed with another employer and receive medical, prescription or dental benefits under another employer-provided plan, this COBRA premium subsidy benefit shall cease regarding such applicable coverage. You agree that you will notify the Company within seven days of your obtaining employment that will provide you any such benefits.

4. EFFECT OF TERMINATION ON STOCK OPTIONS, RESTRICTED STOCK AND CASH-BASED LONG-TERM INCENTIVE AWARDS. In the event of any termination of your employment, all stock options, restricted stock or cash-based long-term incentive awards (“Cash Awards”) that are vested prior to the Termination Date shall be owned, exercisable or payable in accordance with their terms. Any of your stock options, restricted stock or Cash Awards that are not vested prior to the Termination Date shall lapse and be void; provided, however, if your employment with the Company is terminated as described in Section 2.3 above, then, (i) if your option, restricted stock or Cash Award agreements provide for immediate vesting in the event of a Change in Control, the terms of your option, restricted stock or Cash Award agreement shall control, and the exercise, lapse of restrictions or payment of such awards shall be made in accordance with the terms of such agreements and (ii) if your option, restricted stock or Cash Award agreement does not provide for immediate vesting in the event of a Change in Control, then you shall receive, following the expiration of the Severance Delay Period, the sum of (X) a lump sum cash distribution equal to: the product of (a) the number of shares of the Company’s (or Successor Entity’s) common stock that are subject to options or restricted stock grants held by you that are not vested as of the Termination Date, multiplied by (b) the difference of: (1) the closing price of a share of the Company’s (or Successor Entity’s) common stock on the principal trading market of such shares as reported by The Wall Street Journal as of the day prior to the Termination Date (or, if the market is closed on that date, on the last preceding date on which the market was open for trading; or, if the stock of the Company or Successor Entity is not publicly traded as of such date, the fair market value of such stock, as determined by the Board of the Company or the Successor Entity in good faith), minus (2) the applicable exercise prices of those non-vested shares (which exercise price for restricted stock is zero for purposes of this calculation), and (Y) a lump sum distribution in an amount equal to the target amount (as determined pursuant to the terms of the applicable Cash Award agreement), or the actual amount earned under the Cash Award Agreement if the applicable performance period for such award has ended, of your unvested and outstanding Cash Awards. For the avoidance of doubt, for the purposes of determining the vesting of your awards covered by this Section 4, if a transaction occurs that would not meet the definition of a Change in Control provided for in the Cracker Barrel Old Country Store, Inc. 2002 Omnibus Incentive Compensation Plan, Cracker Barrel Old Country Store, Inc. Amended and Restated Stock Option Plan, the Cracker Barrel Old Country Store, Inc. 2010 Omnibus Stock and Incentive Plan (collectively, the “CBRL Equity Plans”) or any awards agreements issued thereunder, but would meet the definition of a Change in Control under Section 1.3 of this Agreement, then the provisions of this Section 4 shall control the vesting and payment of such awards. For purposes of the CBRL Equity Plans, this Section 4 shall be construed as an Award Notice, or an amendment thereto, governing the applicable Awards (each as defined in the CBRL Equity Plans) and to the Option agreements granted under the Amended and Restated Stock Option Plan (as defined therein) to the extent necessary to carry out the intent of this Agreement.

5. CONDITIONS FOR RECEIVING SEVERANCE BENEFITS. In consideration for the benefits offered to you pursuant to Section 2.2, Section 3 and the benefits pursuant to Section 4, you hereby agree, or shall agree in writing prior to the payment of any such benefits on forms prescribed by the Company, to the following conditions:

(a) You acknowledge and understand that should you fail to honor your obligations to maintain the confidentiality of Company information and to return all Company property upon termination, that you will forfeit any right to severance of any sort.

(b) An unconditional release from all charges, complaints and claims, including attorney fees, based on employment with the Company, or the termination of that employment by executing the General Release substantially in form and substance as set forth in Exhibit C attached hereto; provided that the General Release shall have become effective, you shall not have revoked such release and all applicable revocation periods with respect to such release shall have expired prior to the expiration of the Severance Delay Period;

(c) Resignation from job position and membership in any Company board, committee or task force; and

(d) Strict compliance with the terms of any NonCompete/NonSolicitation Agreement attached hereto as Exhibit D.

(e) The parties agree that nothing in this Section 5 shall be construed as prohibiting the Company from pursuing any remedies available to it for any breach or threatened breach of this Section 5, including, without limitation, the recovery of damages from you or any person or entity acting in concert with you.

In the event the conditions set forth in subsections (a) to (e) above are not met (including the expiration of any applicable revocation periods) by the end of the Severance Delay Period, or have been breached at any time, you shall forfeit all rights to any Severance Benefits hereunder and the Company shall be under no obligation to make any payments to you pursuant to this Agreement. You understand and agree that the right to obtain the Severance Benefits and the benefits provided by Section 4 above subject to compliance with this section is adequate consideration for the release of claims set forth in Section 5(b) and that such executed and unrevoked release will continue in full force and effect even though you do not receive some or all of the Severance Benefits and benefits provided by Section 4 as a result of your failure to comply with your other obligations under this Section 5. The provisions of this Section 5 shall survive any termination of this Agreement or your employment with the Company.

6. GENERAL PROVISIONS.

6.1 Other Plans. Nothing in this Agreement shall affect your rights during your employment to receive increases in compensation, responsibilities or duties or to participate in and receive benefits from any pension plan, benefit plan or profit sharing plans except plans which specifically address benefits of the type addressed in Sections 3 and 4 of this Agreement.

6.2 Death During Severance Period. If you die during the Severance Period, any Benefits remaining to be paid to you shall be paid to the beneficiary designated by you to receive those Benefits (or in the absence of designation, to your surviving spouse or next of kin).

6.3 Notices. Any notices to be given under this Agreement may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing on the first page of this Agreement (to the attention of the Secretary in the case of notices to the Company), but each party may change the delivery address by written notice in accordance with this Section 6.3. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as of the second day following deposit in the United States Mail.

6.4 Entire Agreement. This Agreement supersedes all previous oral or written agreements, understandings or arrangements between the Company and you regarding a termination of your employment with the Company or a change in your status, scope or authority and the salary, benefits or other compensation that you receive from the Company as a result of the termination of your employment with the Company (the “Subject Matter”), all of which are wholly terminated and canceled. This Agreement contains all of the covenants and agreements between the parties with respect to the Subject Matter. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made with respect to the Subject Matter by any party, or anyone acting on behalf of any party, which are not embodied in this Agreement. Any subsequent agreement relating to the Subject Matter or any modification of this Agreement will be effective only if it is in writing signed by the party against whom enforcement of the modification is sought and as is consistent with Section 409A of the Code.

6.5 Partial Invalidity. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

6.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee (without giving effect to any conflict of law principles that would require the application of any other laws), and it shall be enforced or challenged only by an arbitrator consistent with the Company’s ADR policy.

6.7 Waiver of Jury Trial. The Company and you expressly waive any right to a trial by jury in any action or proceeding to enforce or defend any rights under this Agreement, and agree that any such action or proceeding shall be tried before an arbitrator and not a jury. You irrevocably waive, to the fullest extent permitted by law, any objection that you may have now or hereafter to the specified venue of any such action or proceeding and any claim that any such action or proceeding has been brought in an inconvenient forum. Please refer to the Company’s full ADR policy located online through The Front Porch.

6.8 Miscellaneous. Failure or delay of either party to insist upon compliance with any provision of this Agreement will not operate as and is not to be construed to be a waiver or amendment of the provision or the right of the aggrieved party to insist upon compliance with the provision or to take remedial steps to recover damages or other relief for noncompliance. Any express waiver of any provision of this Agreement will not operate, and is not to be construed, as a waiver of any subsequent breach, irrespective of whether occurring under similar or dissimilar circumstances. You may not assign any of your rights under this Agreement. The rights and obligations of the Company under this Agreement shall benefit and bind the successors and assigns of the Company. The Company agrees that if it assigns this Agreement to any successor company, it will ensure that its terms are continued.

6.9 Section 280G of the Code.

(a) Notwithstanding any other provision to the contrary, if any payments or benefits that you would receive from the Company pursuant to this Agreement or otherwise (collectively, the “Payments”) would, either separately or in the aggregate, (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Payments will be equal to the Reduced Amount (defined below). The “Reduced Amount” will be either (1) the entire amount of the Payments, or (2) an amount equal to the largest portion of the Payments that would result in no portion of any of the Payments (after reduction) being subject to the Excise Tax, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in your receipt, on an after-tax basis, of the greatest amount of the Payments. If a reduction in the Payments is to be made so that the amount of the Payments equals the Reduced Amount, the Payments will be paid only to the extent permitted under the Reduced Amount alternative; provided, that in the event the Reduced Amount is paid, the cash payments set forth in Section 3.1 shall be reduced as required by the operation of this Section 6.9.

(b) The Company shall engage the accounting firm engaged by the Company for general audit purposes at least 20 business days prior to the effective date of the Change in Control to perform any calculation necessary to determine the amount, if any, payable to you pursuant to Section 3.1, as limited by this Section 6.9. If the accounting firm so engaged by the Company is also serving as accountant or auditor for the individual, entity or group that will control the Company following the Change in Control, the Company may appoint a nationally recognized accounting firm other than the accounting firm engaged by the Company for general audit purposes to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within 20 days after the date on which such accounting firm has been engaged to make such determinations or within such other time period as agreed to by the Company and you. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and you.

(d) Notwithstanding the foregoing, in determining the reduction, if any, that shall occur as a result of this Section 6.9, the amounts payable or benefits to be provided to you shall be reduced such that the economic loss to you as a result of the Excise Tax elimination is minimized. In applying this principle, the reduction shall first be made to the cash payments described in Section 2.2(a) or Section 3.1, as applicable, first, and otherwise in a manner consistent with the requirements of Section 409A of the Code, and where more than one economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.

6.10 Section 409A of the Code.

(a) Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of Section 409A of the Code, to the extent applicable, and this Agreement shall be interpreted to avoid any penalty sanctions under Section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A of the Code and, if necessary, any such provision shall be deemed amended to comply with Section 409A of the Code and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. Except to the extent permitted under Section 409A of the Code, in no event may you, directly or indirectly, designate the calendar year of any payment under this Agreement. Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.

(b) Notwithstanding any provision to the contrary in this Agreement, if on the date of your termination of employment, you are a “specified employee” (as such term is defined in Section 409A(a)(2)(B)(i) of the Code and its corresponding regulations) as determined by the Board (or its delegate) in accordance with its “specified employee” determination policy, then all severance benefits payable to you under this Agreement that constitute deferred compensation subject to the requirements of Section 409A of the Code that are payable to you within the six (6) month period following your separation from service shall be postponed for a period of six (6) months following your “separation from service” with the Company (or any successor thereto). Any payments delayed pursuant to this Section 6.10(c) will be made in a lump sum on the Company’s first regularly scheduled payroll date that follows such six (6) month period or, if earlier, the date of your death, and any remaining payments required to be made under this Agreement will be paid upon the schedule otherwise applicable to such payments under this Agreement.

(c) Notwithstanding any other provision to the contrary, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of “deferred compensation” (as such term is defined in Section 409A of the Code and the Treasury Regulations promulgated thereunder) upon or following a termination of employment unless such termination is also a “separation from service” from the Company within the meaning of Section 409A of the Code and Section 1.409A-1(h) of the Treasury Regulations and, for purposes of any such provision of this Agreement, references to a “separation,” “termination,” “termination of employment” or like terms shall mean “separation from service.”

(d) Notwithstanding any other provision to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Section 409A of the Code and the Treasury Regulations promulgated thereunder be subject to offset by any other amount unless otherwise permitted by Section 409A of the Code.

(e) To the extent that any reimbursement, fringe benefit or other similar plan or arrangement in which you participate during the term of your employment under this Agreement or thereafter provides for a “deferral of compensation” within the meaning of Section 409A of the Code, (1) the amount eligible for reimbursement or payment under such plan or arrangement in one calendar year may not affect the amount eligible for reimbursement or payment in any other calendar year (except that a plan providing medical or health benefits may impose a generally applicable limit on the amount that may be reimbursed or paid); (2) subject to any shorter time periods provided herein or the applicable plans or arrangements, any reimbursement or payment of an expense under such plan or arrangement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (3) any such reimbursement or payment may not be subject to liquidation or exchange for another benefit, all in accordance with Section 1.409A-3(i)(1)(iv) of the Treasury Regulations.

(f) For the avoidance of doubt, any payment due under this Agreement within a period following your termination of employment or other event, shall be made on a date during such period as determined by the Company in its sole discretion.

(g) By accepting this agreement, you hereby agree and acknowledges that the Company makes no representations with respect to the application of Code Section 409A to any tax, economic, or legal consequences of any payments payable to you hereunder and, by the acceptance of this Agreement, you agree to accept the potential application of Code Section 409A to the tax and legal consequences of payments payable to you hereunder.

If all of the terms and conditions in this Agreement are agreed to by you, please signify your agreement by executing the enclosed duplicate of this letter and returning it to us. At the date of your return, this letter shall constitute a fully enforceable Agreement between us.

CRACKER BARREL OLD COUNTRY STORE, INC.

By:	/s/ Michael J. Zylstra
	Name:	Michael J. Zylstra
	Title:	Vice President, General Counsel and Corporate Secretary

The foregoing is fully agreed to and accepted by:

Company Employee’s Signature: /s/ Jill Golder

Please Print or Type Name: Jill Golder

Please Print or Type Title: Senior Vice President of Finance

Exhibit A

Section 2.2 Severance Benefits

Eligible Positions	Severance Benefit
1.Senior Vice Presidents; and 2. General Counsel	12 months base salary plus one additional week of severance for each year of service in excess of 15 years (not to exceed 18 months total severance)

For purposes of this Agreement, “year of service” means twelve (12) consecutive months of continuous full time employment (32 hours or more per week) with the Company. Breaks in service of more than 90 days are not recognized as continuous employment under this Agreement.

Exhibit B

Section 3 Severance Benefits

Section 3.1 Amount and Term: The amount of the Severance Benefits shall be determined in accordance with your position with the Company immediately before the Date of Termination (exclusive of any Company action constituting Good Reason) as follows:

(a) SVPs and The General Counsel - an amount equal to the product of 2.00 times the sum of the following amounts: (1) the average of your annual base salary for the three (3) years immediately preceding the Termination Date, and (2) the average of any bonus payments for the three (3) years immediately preceding the Termination Date. This payment shall be made in cash in a single lump sum immediately following the expiration of the Severance Delay Period.

Section 3.2 Term: Except as otherwise provided in Section 3.2, the Company’s obligation to reimburse premium during the COBRA Continuation Period shall begin as of the Termination Date and end 18 months following the Termination Date. If at this time you are not eligible to receive healthcare coverage from another employer, the Company will continue to reimburse you an amount equal to the monthly COBRA premium for up to an additional 6 months (or, if earlier, the time at which you become eligible to receive such healthcare coverage from another employer).

Exhibit C

GENERAL RELEASE

I, Jill Golder, in consideration of and subject to the performance by Cracker Barrel Old Country Store, Inc. (together with each of its Subsidiaries, the “Company”), of its obligations under the Change in Control and Severance Agreement, dated as of (the “Agreement”), do hereby release and forever discharge as of the date hereof the Company and its affiliates and all present and former directors, officers, agents, representatives, employees, successors and assigns of the Company and its affiliates and the Company’s direct or indirect owners (collectively, the “Released Parties”) to the extent provided below.

1.	I understand that any payments or benefits paid (or the right to obtain such payments or benefits granted to me subject to compliance with Section 5) under Section 2 or 3 of the Agreement represent, in part, consideration for signing this General Release and are not salary, wages or benefits to which I was already entitled. I understand and agree that I will not receive the payments and benefits specified in Section 2 or Section 3 of the Agreement unless I execute this General Release and do not revoke this General Release within the time period permitted hereafter or breach this General Release. Such payments and benefits will not be considered compensation for purposes of any employee benefit plan, program, policy or arrangement maintained or hereafter established by the Company or its affiliates. I also acknowledge and represent that I have received all payments and benefits that I am entitled to receive (as of the date hereof) by virtue of any employment by the Company.

2.

Except as provided in paragraph 4 below, I knowingly and voluntarily (for myself, my heirs, executors, administrators and assigns) release and forever discharge the Company and the other Released Parties from any and all claims, suits, controversies, actions, causes of action, cross-claims, counter-claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date this General Release becomes effective and enforceable) and whether known or unknown, suspected, or claimed against the Company or any of the Released Parties which I, my spouse, or any of my heirs, executors, administrators or assigns, may have, which arise out of or are connected with my employment with, or my separation or termination from, the Company (including, but not limited to, any allegation, claim or violation, arising under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; the Genetic Information Nondiscrimination Act of 2008; any applicable Executive Order Programs; the Fair Labor Standards Act; or their state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of the Company; or any claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation; or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters) (all of the foregoing collectively referred to herein as the “Claims”).

3.	I represent that I have made no assignment or transfer of any right, claim, demand, cause of action, or other matter covered by paragraph 2 above.

4.	In signing this General Release, I acknowledge and intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. I expressly consent that this General Release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. I acknowledge and agree that this waiver is an essential and material term of this General Release and that without such waiver the Company would not have agreed to the terms of the Agreement. I further agree that in the event I should bring a Claim seeking damages against the Company, or in the event I should seek to recover against the Company in any Claim brought by a governmental agency on my behalf, this General Release shall serve as a complete defense to such Claims. I further agree that I am not aware of any pending charge or complaint of the type described in paragraph 2 as of the execution of this General Release.

5.	I agree that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by the Company, any Released Party or myself of any improper or unlawful conduct.

6.	I agree that if I violate this General Release by suing the Company or the other Released Parties for any claim that does not arise under the Age Discrimination in Employment Act, I will pay all costs and expenses of defending against the suit incurred by the Released Parties, including reasonable attorneys’ fees, and return all payments received by me pursuant to the Agreement.

7.

I agree that this General Release is confidential and agree not to disclose any information regarding the terms of this General Release, except to my immediate family and any tax, legal or other counsel I have consulted regarding the meaning or effect hereof or as required by law, and I will instruct each of the foregoing not to disclose the same to anyone. Notwithstanding anything herein to the contrary, each of the parties (and each affiliate and person acting on behalf of any such party) agree that each party (and each employee, representative, and other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of this transaction contemplated in the Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to such party or such person relating to

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such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws. This authorization is not intended to permit disclosure of any other information including (without limitation) (i) any portion of any materials to the extent not related to the tax treatment or tax structure of this transaction, (ii) the identities of participants or potential participants in the Agreement, (iii) any financial information (except to the extent such information is related to the tax treatment or tax structure of this transaction), or (iv) any other term or detail not relevant to the tax treatment or the tax structure of this transaction.

8.	Any non-disclosure provision in this General Release does not prohibit or restrict me (or my attorney) from responding to any inquiry about this General Release or its underlying facts and circumstances by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), any other self-regulatory organization or governmental entity.

9.	I agree to reasonably cooperate with the Company in any internal investigation, any administrative, regulatory, or judicial proceeding or any dispute with a third party.

10.	I agree not to disparage the Company, its past and present investors, officers, directors or employees or its affiliates and to keep all confidential and proprietary information about the past or present business affairs of the Company and its affiliates confidential in accordance with the terms of the Agreement unless a prior written release from the Company is obtained. I further agree that as of the date hereof, I have returned to the Company any and all property, tangible or intangible, relating to its business, which I possessed or had control over at any time (including, but not limited to, Company-provided credit cards, building or office access cards, keys, computer equipment, manuals, files, documents, records, software, customer data base and other data) and that I shall not retain any copies, compilations, extracts, excerpts, summaries or other notes of any such manuals, files, documents, records, software, customer data base or other data. Nothing in this Agreement will prohibit the making of any truthful statements made by any Person in response to a lawful subpoena or legal proceeding or to enforce such Person’s rights under this Agreement, or any other agreement between you, the Company, and its Subsidiaries.

11.	Notwithstanding anything in this General Release to the contrary, this General Release shall not relinquish, diminish, or in any way affect (i) any rights or claims arising out of any breach by the Company or by any Released Party of the Agreement after the date hereof, (ii) any rights or obligations under applicable law which cannot be waived or released pursuant to an agreement, including my right to file a charge at discrimination with the Equal Employment Opportunity Commission (“EEOC”) although I have waived and do waive: (a) the right to file a lawsuit based upon such charge and (b) any damages or relief obtained on my behalf by the EEOC or any other third party, (iii) any rights to payments or benefits under Section 2 or Section 3 of the Agreement, (iv) my rights of indemnification and directors and officers insurance coverage to which I may be entitled solely with regards to my service as an officer or director of the Company; (v) my rights with regard to accrued benefits under any employee benefit plan, policy or arrangement maintained by the Company or under COBRA; and (vi) my rights as a stockholder or other equityholder of the Company and/or its affiliates.

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12.	Whenever possible, each provision of this General Release shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this General Release is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this General Release shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

BY	SIGNING THIS GENERAL RELEASE, I REPRESENT AND AGREE THAT:

(a)	I HAVE READ IT CAREFULLY;

(b)	I UNDERSTAND ALL OF ITS TERMS AND KNOW THAT I AM GIVING UP IMPORTANT RIGHTS, INCLUDING BUT NOT LIMITED TO, RIGHTS UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED, TITLE VII OF THE CIVIL RIGHTS ACT OF 1964, AS AMENDED; THE EQUAL PAY ACT OF 1963, THE AMERICANS WITH DISABILITIES ACT OF 1990; AND THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED;

(c)	I VOLUNTARILY CONSENT TO EVERYTHING IN IT;

(d)	I HAVE BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING IT AND I HAVE DONE SO OR, AFTER CAREFUL READING AND CONSIDERATION, I HAVE CHOSEN NOT TO DO SO OF MY OWN VOLITION;

(e)	I HAVE HAD AT LEAST 21 DAYS FROM THE DATE OF MY RECEIPT OF THIS RELEASE SUBSTANTIALLY IN ITS FINAL FORM ON [ , ] TO CONSIDER IT;

(f)	THE CHANGES TO THE AGREEMENT SINCE [ , ] EITHER ARE NOT MATERIAL OR WERE MADE AT MY REQUEST.

(g)	I UNDERSTAND THAT I HAVE SEVEN DAYS AFTER THE EXECUTION OF THIS RELEASE TO REVOKE IT AND THAT THIS RELEASE SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED;

(h)	I HAVE SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE ME WITH RESPECT TO IT; AND

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(i)	I AGREE THAT THE PROVISIONS OF THIS GENERAL RELEASE MAY NOT BE AMENDED, WAIVED, CHANGED OR MODIFIED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE COMPANY AND BY ME.

DATE:

Name:
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ACCEPTED:

CRACKER BARREL OLD COUNTRY STORE, INC.

By:
Title:
Date:

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Exhibit D

Noncompete/Nonsolicitation.

In exchange for your continued employment and the agreement of the Company to enter into the Change in Control and Severance Agreement, you agree that:

(a) During your employment with the Company and its Subsidiaries, and for one year thereafter in the event that you are receiving severance benefits pursuant to Exhibit A or Exhibit B of this Agreement or have been terminated for Cause as defined by Paragraph 1.2, you shall not directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, be employed in an executive, managerial or administrative capacity by, or in any manner engage in, any business within the United States that is engaging in the multi-unit restaurant business that offers full service family or casual dining, including, but not limited to, Biglari Holdings, Inc. (Steak n Shake and Western Sizzlin), Bob Evans Farms, Brinker International (Chili’s, Maggiano’s, Romano’s Macaroni Grill), Cheddars, Cheesecake Factory, Darden Restaurants, Inc. (Olive Garden, Longhorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52), Denny’s, DineEquity, Inc. (IHOP, Applebee’s), First Watch, Huddle House, O’Charley’s, Perkins, Red Lobster, Red Robin, Ruby Tuesday, Shoney’s, and Waffle House, or any other businesses that are competitive with any of the businesses engaged in by the Company or its Subsidiaries during the last twelve months of your employment with the Company and its Subsidiaries or, as of the date of termination of such employment, are contemplated to exist during the twelve-month period following the date of the termination of your employment (collectively, the “Restricted Business”). You acknowledge that during the course of your employment with the Company and its Subsidiaries, as a result of your senior executive position within the Company, you have and will become familiar with the Company’s and its Subsidiaries’ business strategies, trade secrets, personnel and with other Confidential Information concerning the Company and its Subsidiaries at the very highest level and that your services have been and shall continue to be of special, unique, and extraordinary value to the Company and its Subsidiaries. Nothing herein shall prohibit you from (i) being a passive owner of not more than 2% of the outstanding stock of any class of a corporation that is publicly traded, so long as you have no active participation in the business of such corporation; or (ii) becoming employed, engaged, associated or otherwise participating with a separately managed division or subsidiary of a competitive business that does not engage in the Restricted Business (provided that your services are provided only to such division or subsidiary); or (iii) accepting employment with any federal or state government or governmental subdivision or agency.

(b) During your employment with the Company and its Subsidiaries and for eighteen months thereafter, you agree that, you shall not directly or indirectly through another Person (i) induce or attempt to induce any employee of the Company or any Subsidiary to leave the employ of the Company or such Subsidiary, or in any way interfere with the relationship between the Company or any Subsidiary and any employee thereof; (ii) hire any Person who was an employee of the Company or any Subsidiary, at any time during the twelve-month period immediately following the termination of your employment with the Company; or (iii) induce or attempt to induce any member, provider, payor or other business relation of the Company or any Subsidiary to cease or materially reduce doing business with the Company or such Subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any Subsidiary (including, without limitation, making any negative or disparaging statements or communications regarding the Company or its Subsidiaries). Notwithstanding the foregoing, nothing in this Agreement shall prohibit you from employing an individual (i) with the consent of the Company or (ii) who responds to general solicitations in publications or on websites, or through the use of search firms, so long as such general solicitations or search firm activities are not targeted specifically at an employee (or former employee, as described above) of the Company or any of its Subsidiaries.

(c) If you breach any of these Noncompete/Nonsolicitation covenants, you agree that the Company shall have the right to enforce such covenants by way of a temporary restraining order and/or a preliminary and/or permanent injunction by any court having jurisdiction, without the posting of any bond or security by the Company and that should the Company commence an action for injunctive relief, the Company shall also have the right in the same proceeding to seek and obtain money damages caused by the breach.

(d) If any of the provisions of the above Noncompete/Nonsolicitation covenants above is construed to be invalid or unenforceable in any respect, you agree that the same may be modified as the court may direct in order to make such provision reasonable and enforceable, and such modification of the provision shall not affect the remainder of the provisions of the covenants, and such provision will be given the maximum possible effect and the modified agreement will be fully enforceable.

(e) In the event you breach any of these Noncompete/Nonsolicitation covenants, you agree that the Noncompete Period shall be extended by the amount of time in which you are in breach of the covenants.

(f) You agree that should you breach any of the covenants contained herein, you will pay all costs and expenses, including reasonable attorneys’ fees, which may arise or accrue from any action to enforce the terms and obligations hereunder pursued by the Company, whether such remedy is pursued by a legal action or whether such costs and expenses are incurred with or without suit or before or after judgment.

(g) You agree that the Company may notify any new or prospective employer of the existence of this Non-Competition/Non-Solicitation Agreement during the eighteen month period following the termination of your employment with the Company.

(h) You agree to notify the Company of any new employment or other engagement that could reasonably be viewed as a breach of your obligations under this Non-Competition/Non-Solicitation Agreement, regardless of whether you believe such obligation is enforceable.

DATE:

Name:
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